VRINGO, INC.

18 East 16th Street, 7th Floor

New York, New York 10003

June 16, 2010

VIA EDGAR

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attn: John Harrington, Esq.

Re:	Vringo, Inc.
Registration Statement on Form 8-A
NYSE Amex
File No. 333-164575

Dear Sir:

Vringo, Inc., a Delaware corporation (the “Registrant”) pursuant to Rule 12(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), hereby requests acceleration, simultaneously with the effectiveness of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-164575), of the effective date of the above referenced Registration Statement on Form 8-A filed by the Registrant on June 16, 2010, seeking registration under Section 12(b) of the Exchange Act of (i) the Registrant’s Common Stock, $.0001 par value, (ii) the Registrant’s Common Stock Purchase Warrants and (iii) the Registrant’s Units (comprised of one share of Common Stock and one Common Stock Purchase Warrant). The Common Stock, the Common Stock Purchase Warrants and the Units will trade on the NYSE Amex.

If you have any questions or comments, please feel free to contact me at your earliest convenience.

Very truly yours,

/s/ Jonathan Medved
Jonathan Medved
Chief Executive Officer